Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Westcorp

Commission File No.: 001-09910

Date: September 14, 2005

This filing contains certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”), Westcorp, WFS Financial Inc (“WFS Financial”) and the combined companies following the proposed merger between Wachovia and Westcorp (the “Westcorp Merger”) and Wachovia’s acquisition, by merger, of the 16% interest in WFS Financial held by the public (the “WFS Financial Merger” and, together with the Westcorp Merger, the “Mergers”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Mergers, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Mergers, (ii) statements regarding certain of Wachovia’s, Westcorp’s and/or WFS Financial’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia, Westcorp and WFS Financial in connection with the Mergers will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; (3) revenues following the Mergers may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Mergers on the proposed terms and schedule; (6) the failure of Westcorp’s and WFS Financial’s shareholders to approve the Westcorp Merger and the WFS Financial Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia, Westcorp and/or WFS Financial conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s, Westcorp’s and/or WFS Financial’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s, Westcorp’s and WFS Financial’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s, Westcorp’s and WFS Financial’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Mergers or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia, Westcorp and WFS Financial do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Mergers will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia will file a registration statement, which will include a proxy statement/prospectus, Westcorp and WFS Financial will file a proxy statement, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed Mergers with the SEC. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed Mergers when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia - Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed Mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Mergers when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION MADE BY KEN THOMPSON TO THE LEHMAN BROTHERS 2005 FINANCIAL SERVICES CONFERENCE ON SEPTEMBER 13, 2005 AND THE ACCOMPANYING SLIDES.

Moderator

Next up, we’re very pleased to have Wachovia. From the Company is Ken Thompson, Chairman and CEO. Also on the front is Ellen Taylor from Investor Relations. I don’t think Wachovia needs much of an introduction, but a company we’ve been attracted to given, among many things, its attractive business mix without the big mortgage exposure, a company that hasn’t been reliant on one-time gains to make its numbers, a company that has been very disciplined in its acquisition focus over the last several years and I think you saw that again yesterday, which I’m sure Ken will expand on, and a company that has produced consistent earnings growth literally over the last four or five years and at the same time generating attractive returns for shareholders.

With that, Let me turn it over to Ken.

Ken Thompson —Wachovia—CEO

Thank you, Jackson. We’re happy to be here today to talk about Wachovia’s story. I want to let you know that Ellen Taylor from our Investor Relations group is here with me to answer questions.

As always, I would like for you to refer to the cautionary statement in our package and be forewarned.

It’s clear to us at Wachovia that the financial services industry is facing a more difficult environment going forward than we’ve faced over the last two or three years. We’ve got a flat yield curve. Many people think it may become an inverted yield curve. We have still relatively weak capital markets. Oil is certainly impacting the economy, and now the Katrina effect brings another question mark into the consideration.

So, we think that the right thing for us to focus on today is Wachovia’s response to this difficult environment. We believe that we are uniquely positioned to deal with a slower-growth economy, with a flat yield curve, and with the inevitable increase in problem credit, because there’s no question that it’s going to come; it can’t get any better.

Wachovia has a diversified business model. We’ve got industry-leading customer service; we have an improving efficiency ratio. By the way, we’ve got room for more improvement there. We have almost 50% of our revenue generated from fees. We’re one of the most conservative credit underwriting banks in the industry.

Wachovia’s franchise is powerful, and its diversification is a real positive going into this kind of environment. Just to remind you, we are the nation’s third-largest branch network. We have also the nation’s third-largest retail brokerage franchise. We’ve got the nation’s fourth-largest wealth manager. We’re now the ninth largest underwriter of property and casualty insurance in the country. That’s a mistake; we are the ninth largest broker of property and casualty insurance, not an underwriter. We have a corporate and investment bank which is rapidly increasing market share and growing quite nicely. In other words, we have scale in our business lines and our distribution capability, we think, is outstanding.

While it is unusual, I think, to have a CEO stand up at an investor presentation and talk about employee engagement, that’s exactly what I’m going to do for at least one slide. Employee engagement we think is a distinct advantage at Wachovia. Engaged employees enjoy their work, they personally identify with the organization they work for, and they simply perform better for customers. Our employee surveys quite frankly continue to astound me at Wachovia. We did one in 2003 which was responded to by 60,000 employees, and in 2005, we’ve just gotten back our results. 76,000 employees, or about 80% of our employee base, took the time to respond to a rather lengthy employee engagement survey. The bottom line on that is that, first, during the merger integration of Wachovia and First Union and now during the merger integration of Wachovia and SouthTrust, 70% of our employees meet a standard which our surveyed company would call engaged. That is well above, as you can see, the financial industry average, and it’s just below the best performers in American industry overall.

What difference, you say, does that make? Well, the next slide I think begins to tell the story of why that’s important. We believe that highly engaged employees have enabled us to continue leading our peers on customer satisfaction now for four straight years. You see there, on the left-hand side, the American customer satisfaction index from the University of Michigan. Wachovia scored a 78, an 18.2% increase. That’s above all of our peer banks and for the first time in 2004, we actually exceeded the score of community banks as well.

On the right-hand side of this slide, you can see a number of recent marketplace accolades confirming our success in customer satisfaction. In a challenging economic environment like we’re moving into, we think that customer relationships and increasing customer satisfaction is perhaps the best revenue strategy that we could employ. In fact, going forward, we plan to focus even more on improving customer loyalty. Why is that? Because increased loyalty results in lower attrition of customers and also in increased sales, and we see this in our numbers.

We measure loyalty from our customers in three ways. That’s how they answer survey questions on the likelihood to continue to do business with Wachovia, the likelihood that they will recommend Wachovia to a friend or family member, and their overall satisfaction with Wachovia. To support this focus on loyalty, we this year instituted programs on training and on incentives. In January of ‘05, we actually started paying an incentive bonus in our service measurement scores at the branch level so that branch employees were incented to go for customer loyalty. It didn’t hurt them if they didn’t get it; it simply added to their pay if they did reach certain scores on customer loyalty. As this slide shows, we are steadily improving the percentage of customers that would consider themselves loyal to Wachovia, and we are approaching our goal of 52%, which we will certainly increase. Again, we think customer loyalty is the right strategy all the time but particularly in an economy that is going to be challenged.

In addition to engaged employees and a growing base of loyal customers, we believe our proven sales management practices give us a competitive advantage and particularly, again, in this environment, as strategies focus on retaining customers, on deepening customer relationships, and on enhancing those relationships, and more and more over the last two years in attracting new customers. Our sales tools provide daily information at the branch level and coupled with targeted incentives, they create a superior sales culture which is paying dividends for us. And this slide shows that deposit production per financial center was up 26% over the last 12 months. While loan volume on this slide appears flat, if you exclude equity loan production in the first half of last year and this year, where it was incredibly strong last year, our loan production over this period of time would be up 23% on a financial-center basis. This bodes well, we think, for earnings in a difficult rate environment where volume is going to be important.

On the commercial side of our general bank, we also see the benefit of our strong sales and service culture. Core deposits continue to grow, consumer loans are now picking up momentum, and revenue per banker has increased by 11% over the last year, even as we have increased the number of bankers in our system.

As I’ve noted at other forums, strengthening our product lines is one of the ways that we drive revenue growth at Wachovia. Yesterday, we announced the acquisition of Westcorp, which extends our dealer finance services platform into a national business covering 47 states. This acquisition provides immediate scale to a business that already existed at Wachovia. We will now be the number nine producer of loans in the dealer finance business, but it also diversifies our balance sheet. It gives us a way to generate more higher-yielding assets and it improves our loan to deposit ratio, which is the lowest among the major banks in the country. The deal also provides a toe-hold for us in Southern California, which we will build on over time.

We were conservative in the assumptions that we made on this acquisition. We assumed 8% losses on all-new vintages of loans at the Company, even though Westcorp’s historical peak has been in the 5.5 to 6% range. Now, we don’t expect 8% loan losses, but even modeled with that and with no revenue synergies, this deal is immediately accretive on a cash basis and it will be neutral to GAAP earnings in 2006.

Our general bank execution skills were clear, we think, in the second quarter of this year. Revenue grew 4% on a year-over-year basis, while expenses were down 5%.

Our goal in our general bank is to grow revenue at twice the rate that we grow expenses. That kind of operating leverage does wonderful things for earnings, and you can see that, over the last 12 months, we’ve far exceeded that goal. The result was a 16% growth in earnings over the last 12 months. This execution ability, as we maintain it, will pay big dividends in the more challenging environment that we expect.

Moving to capital management, in our retail brokerage group, we think retail brokerage is a perfect example of the flexibility our distribution and product set brings to Wachovia. Over the past 12 months, it’s been a very difficult environment in retail brokerage; volumes have dried up in the entire market. Yet, managed assets in our brokerage system have increased 19%, as you see on this slide, over that period. Revenue per broker has improved by 3%, recurring revenues are now 53% of total revenue, and our brokerage pretax margin is up over 4% [400 bps] during that period to 17.5%. The best part is we know that there is future improvement in that margin. There’s no reason why we can’t get that margin over 20%.

We’re working on distributing bank products through our brokerage operation. We’re focused right now on the mortgage market, and our mortgage volume in our brokerage offices is up 22% year-over-year.

Now, Wealth Management group has shown dynamite growth over the last year. Deposits were up 8%, loans were up 22%, and annualized revenue per banker is up 18% and we have added bankers during this period of time. Wealth Management is our smallest business line; it’s about 5% of the Company, but its growth rate is outstanding and we think that it will continue to be a high-growth business for us.

Now, I am particularly pleased with the progress we’re making in our corporate and investment bank. We are developing strong franchises in a number of product areas in our fixed-income operation. Over the past year, as you see on this slide, our fixed-income revenue is up 13%, and that’s in a very difficult fixed-income market. We also hold leadership positions in treasury services, asset-based lending and global correspondent banking and trade services.

This slide illustrates, I think, very clearly that our market share is growing in almost all of the investment banking product lines. This gain in share has been accomplished while we have at the same time taken tremendous amounts of capital out of our corporate and investment bank, and we’ve got a lot of confidence, with the work that is going on in this part of our business, that we will continue to see share gains in all of these product areas. We’ve brought in a ton of new talent from the street; we’ve been very focused in this effort, and I think the universal bank model is working quite well for Wachovia in the corporate and investment banking area.

All universal banks tout cross-selling as an advantage. At Wachovia, we are actually experiencing cross-sell benefits by introducing the same rigorous execution focus that we apply inside the silos of our existing businesses, across those business lines.

We started the Wachovia client partnership in 2003, and the purpose of that was to ensure that our general bank, our wealth group, our brokerage operation and our corporate and investment bank work together for the benefit of our customer base. We have tracked diligently and incented the results we’ve gotten in the Wachovia client partnership.

In 2003, you can see that we derived $30 million of brand-new incremental revenue that we don’t think we would’ve gotten had we not instituted this program. In 2004, that number was $87 million, and we think we’re well on the way to coming up with $600 million of incremental revenue by the end of 2007. The success and the way we are governing this project within our company has given us confidence in other cross-sell initiatives that we’ve introduced. We’ve got a retirement initiative that’s about a year old at this point, and with the acquisition of Palmer & Cay, we are very excited about the ability to cross-sell property and casualty insurance to 1 million small-business and commercial customers at our company. These sources of revenue are going to be very important to our company as we move into a rate-challenged environment with a flat yield curve.

Nearly a year ago, we announced an expense-control initiative with a goal of reducing our efficiency ratio to the 52 to 55% level by year-end, 2007. At the time, many people asked us, are you uncomfortable with earnings? Is that are you’re doing it? Our response was no, we are doing it because we know, sooner or later, the environment is going to be more difficult. We think this expense initiative is going to pay major dividends to us over the next one to two years. We’re well underway with the expense initiative. We’ve already, we think, recognized about $150 million of expense saves, and we’ve programs in place to get to the goals that we expect to be at by the year-end, 2007.

Certainly, in a flat yield curve environment, fee income will help our earnings stream significantly. Over the last decade, Wachovia has gone from solely a general banking operation to a company that has significant fee-based opportunities. You can see that, over the period of time, fees as a percentage of our revenue stream have gone from 26% to 46%. This should help us in a flat yield curve environment.

As the interest rate environment becomes more difficult and as credit costs inevitably rise, Wachovia is particularly well-positioned. Our charge-off experience is exceptional, and our reserve position is rock solid. In fact, as you see on this slide, in the second quarter, our reserves were 13 times our charge-offs, significantly better positioned than our peers.

One huge area of concern in the market is consumer real estate. At Wachovia, we believe we have a very high-quality, low-risk portfolio. Our average FICO scores are very high at 724. Our first lien position on — we have a first lien position on 69% of our current outstandings. Investment properties and vacation homes, an area where there has certainly been speculation, are only 12% of our consumer real estate portfolio against a 36% average for the industry. Our loan-to-value ratio has improved from 76% to 64% over the last five years. We continue to be conservative in our underwriting standards here; we don’t do option arms and our PEL (prime equity line) payments could increase 4.5 times before depleting the interest rate and utilization cushions built into those instruments.

We believe that these strategies and our execution capability have produced for shareholders. Since the end of 2000, our total return to shareholders of 107% ranks third among the nation’s 20 largest banks. The 11% dividend increase announced for our third quarter moves our yield to about 4%. But more importantly, we believe that we are extremely well-positioned to continue to outperform the industry as we move into 2006 and beyond. Why is that? Well, it’s because we’ve been focused on the same six priorities for the last three years, and they will continue to be the priorities that our company focuses on.

They are depicted on this slide; we work on these areas every day. We know the efforts are paying off; we can see the results in our numbers. But most of all, we know that continuing with this execution focus will yield results in the more difficult environment that we absolutely expect.

That concludes my presentation. At this point, I’d be happy to take questions.

Ken Thompson—Wachovia—CEO

Yes, Kathy?

Unidentified Audience Participant

— (technical difficulty) — how you would see that business relative to other parties you have for building the asset-generating side of your business?

Ken Thompson—Wachovia—CEO

Well, we think that the auto finance business is a nice way to leverage our balance sheet a little more. Our loan-to-deposit ratio, as I said, is the lowest in the industry of the major banks. These will be because part of their production is nonprime and subprime. We will have better yields on these instruments. We think that there’s a tremendous ability to marry our prime-related business to the nonprime/subprime business of Westcorp so that we can sell prime-related resources into their customer base and they can buy deeper into our customer base. So, we see a lot of synergies.

We did tremendous due diligence on this company because we’ve had an experience in the past with nonprime paper. This is an entirely different ballgame; this is a quality company with a great management team who is staying with us, and we’re very excited about the deal. As I said, it’s accretive on a cash basis immediately and is basically not dilutive on a GAAP basis in the first year.

Unidentified Audience Participant

Ken, you mentioned using Westcorp as a platform to grow in California. Maybe just some talk in terms of is that de novo, given this is a fairly large market? Is that possible or is that acquisition — how do you think that plays out?

Ken Thompson—Wachovia—CEO

Well, obviously, California is an attractive market. It’s the tenth biggest economy in the world, and we’ve not hidden the fact over the years that we would like to be in California. That being said, we are expanding right now fairly rapidly in Texas. We’re still working on the Greater Manhattan area, and we will grow in California but we will take our time and we will do it the right way. The de novo branching that we’ve done in Texas and Manhattan has been very successful, so we will continue to do some of that. Obviously, if attractive acquisitions present themselves, we would look at them under the same terms that we look at all acquisitions — which means, by the way, it’s got to be friendly to our shareholders.

Yes, in the back?

Unidentified Audience Participant

One question on the auto acquisition — I was wondering what the assumptions behind the deal being cash flow accretive are. You have mentioned a couple of times that you see a difficult environment ahead. What kind of economic growth are you looking for and what does that say about your view of the housing market?

Ken Thompson—Wachovia—CEO

Well, we still project the economy growing. We would not see it growing at the rate that it has been, and I think that oil and Katrina will impact the growth rate, but we still see it as a 3% kind of growth economy. I don’t think that we’ve got a housing bubble nationwide; I think that there are pockets of areas where we will see housing prices slow down over the near-term, but I’m not predicting a crash by any means. We’ve got a lot of confidence in our consumer portfolio. We’ve been conservative; we will continue to be conservative. As we look at Westcorp, we’ve had pretty conservative growth metrics that we’ve plowed into it, and as I said, we had very high loss content that we put into the assumptions, and we didn’t put any revenue synergies in. I think there are significant revenue synergies in this deal, so you know, we came out slightly accretive on a cash basis in the first year and I think there’s a chance to beat that.

Yes, Peter?

Unidentified Audience Participant

(Inaudible question—microphone inaccessible) — attractiveness again of why you wanted to get into auto financing. On a long-term basis, how significant a part of your loan portfolio do you expect or (inaudible)?

Ken Thompson—Wachovia—CEO

Well, it’s attractive because it’s the second largest asset class in consumer banking, so it has a big revenue and profit pool attached to it. It is consolidating a little less quickly than in the mortgage business or the card business. We already have a substantial operation in that area, and we get national scale by doing the Westcorp deal. We were very much attracted by the management team there and by Earnest Rady, the 54% owner of the company. So what we saw was an outfit that is very good at what it does, and we think we were good at what we were doing and the two things marry together well.

The big player, the biggest players in that business were the captives, and the captives are different today than they were a year ago, and we think they will be different going forward. So we think automotive and car loans will be a good business to be in going forward — managed properly.

Unidentified Audience Participant

(Inaudible question—microphone inaccessible).

Ken Thompson—Wachovia—CEO

Well, you know, I can’t answer that. It will be 19, $20 billion, something in that neighborhood today. We think we can grow it, you know, high-single digit/double-digit kind of rate, and so it will grow nicely. As the industry rolls up, there could be other opportunities and if the right one came along, that might make sense but we’re not projecting that.

Yes?

Unidentified Audience Participant

(Inaudible question—microphone inaccessible).

Could you just provide a little more detail on where you see the auto market going? You mentioned the captives are different today than they were a year ago, and you think they will be different — the captive audience (ph) will be different going forward. Can you just provide a little more —?

Ken Thompson—Wachovia—CEO

Well, I can’t predict the future, but as I read about going on at Ford and GM and I see what they’re doing with their captive finance operations, they are deploying capital; they are starved for capital and they’re taking capital out of their finance operations and putting it into their manufacturing and marketing. I think that opens the playing field for other financial sources. So I don’t know what it will be but it’s a lot better today for banks than it was before all of that started.

Yes?

Unidentified Audience Participant

(Inaudible question—microphone inaccessible).

Ken Thompson—Wachovia—CEO

Well, let me start with one metric that was in the American Banker earlier this week, and Sandler O’Neill shopped all of the banks that are in New York City, and the small banks did great, the big banks did poorly, with one exception and it was Wachovia. We again showed outstanding sales and service capabilities.

We have an advantage in retail banking. It is a customer service and sales focus that has been honed extremely well over the last five years. You see that in our deposit growth; you see it in our loan production; you see it in the tremendous results of the general bank. New York is a subsegment of that. I can’t quote deposit statistics for the New York branches; I’m not up to date on that right now. I can just tell you that the first 13 branches we opened are far exceeding what we thought they would, and we’re opening more branches here because we’re really happy with the results we’ve had so far. By the way, we’re seeing the same thing in Texas.

Ken Thompson—Wachovia—CEO

Yes?

Unidentified Audience Participant

(Inaudible question—microphone inaccessible) — and I guess you said there has been a — there would’ve been a 23% increase if you excluded home equity; I assume you said home equity loans. So the question is, how much was the decline in home equity and what were those categories of loans in financial centers that were up in an offsetting way?

Ken Thompson—Wachovia—CEO

Well, it would have been other things like mortgages and installment lending, and what we call — we lump our very small business, sort of microbusiness lending into that category because we lend money to companies under 2 million in sales through our branch systems. So those would have been the categories that would have been up by 23% had you not looked at prime equity lending. I can’t give you the math on that; I don’t have it.

Unidentified Audience Participant

When you announced the SouthTrust acquisition, you did not bake in any revenue synergies. Maybe just talk to some opportunities that you’re seeing on that front.

Ken Thompson—Wachovia—CEO

Yes, it’s early yet, Jason, for that, because the way we manage a merger integration is, until we convert deposit systems, we do not focus on external marketing in the acquired bank. So, we just did — we are doing SouthTrust in two deposits conversions. The first one was done in July, so it’s early days to give you results on that. The last one, the non-overlap states, will be in October. But at that point in time, we will have trained all of their branch employees in our incentive plans, our sales system; they will be on all of our systems, and you will begin to see a difference.

We think it will be exactly like what we saw in the First Union/Wachovia merger, where it took a little over three years for the branches of the old Wachovia to approach the old First Union standard, and we think we’ll see the same thing at SouthTrust. There’s no reason why it won’t happen that way. Their production on loans, deposit and investments were a fraction of the Wachovia branches. So, that’s revenue growth that we’re going to get, but it will take about three years to ramp it up to that.

Yes?

Moderator

Last question.

Ken Thompson—Wachovia—CEO

Last question.

Unidentified Audience Participant

I’m just curious as to what worries you the most on the credit quality landscape as you look out over 12 to 24 months?

Ken Thompson—Wachovia—CEO

Yes, obviously, really you have been asking me in every meeting I’ve had with investors for the last 24 months about is there a housing bubble? We studied it and studied it; we’ve done stress tests; we’ve done everything we could to determine if we’ve got a problem. We don’t think we do. But if I look at all of the areas of credit risk — and you asked me about credit risk, not total risk — I still would say that’s where it would have to be, given the home price increases that we’ve seen in pockets around the country. However, it’s not keeping me up at night right now.

Thank you all for your attention.

Moderator

Please join me in thanking Ken for his presentation.

Wachovia Corporation

Lehman Brothers

2005 Financial Services Conference

September 13, 2005

Ken Thompson Chairman and CEO

2005 and beyond

Well positioned for a challenging environment

Wachovia’s response

Slower Growth Economy

Diversified scale businesses Employee engagement # 1 customer service

Focus on customer acquisition and revenue growth Improving overhead efficiency ratio

Interest Rate Concerns

NII only 54% of revenues

Sensitivity measured off forward rate curve

Potential Credit Quality Deterioration

Strong risk management focus

Well positioned consumer portfolio (98% secured/ guaranteed)

Well positioned for a challenging environment Diversified scale businesses/powerful distribution

2Q05 Segment Earnings US Rank Key Business Lines ($millions)

General Bank $988 (63%)

(Retail, small business and commercial banking)

3,100 branches, 5,100 ATMs #3

Capital Management $157 (10%)

Retail Brokerage: 10,300 registered reps #3* Asset Management: $254 billion AUM #28*

Wealth Management (Private Banking) $68 (4%)

50,300 clients, $65 billion client AUM #4** Commercial Insurance Brokerage #9

Corporate and Investment Bank (CIB) $357 (23%)

3,300 corporate clients

Cash management #3 Loan syndications*** #4 Preferred securities*** #6 Investment Grade*** #7

*Retail Brokerage ranking based on client assets of $656 billion. Capital Management assets under management ranking as of 12/31/04. **Wealth Management ranking based on total private banking assets under management of $275 billion. Source: Barron’s.

***2005 YTD league table rankings based on lead deal dollar volumes through June 30, 2005.

Well positioned for a challenging environment Employee engagement drives results

2005 Employee Engagement

74% 70%

58%

49%

Average

Financial Services Average

Wachovia*

“Best” Employers

*Excludes SouthTrust employees.

Source: Hewitt Associates Employee Engagement and Best Employer Database of 1,500 companies, including Fortune 500 (1997-2001).

Well positioned for a challenging environment Superior customer service drives results

#1 for 4th consecutive year Top 10 service provider among all retailers

Market Accolades

# 1 among retail banks in ability to attract and retain customers

(A.T. Kearny)

Top Online Customer Experience

(Keynote Systems)

#1 Website Satisfaction

(ComScore Networks)

Customer First Award

(Fast Company)

Brandweek Customer Loyalty Award (Brand Keys)

2004 American Customer Satisfaction Index Score 2004 vs. 2000 Wachovia 78 +18.2% (#1)

All Others 77 +6.9% Bank of America 72 +14.3% Wells Fargo 70 +4.5% Bank One/JPM 70 0.0%

Well positioned for a challenging environment Building customer loyalty drives results

Percentage Loyal Customers*

52.0% 49.9% 50.3% 48.6% 46.7% 46.8%

2Q04 3Q04 4Q04 1Q05 2Q05 2005 Goal

*Data is from independent studies conducted with customers who transact in our Financial Centers. Definition of a loyal customer is a customer who rates Wachovia a 7 in all three loyalty questions satisfaction with Wachovia, likelihood to recommend, and likelihood to repurchase (scale of 1-7).

Well positioned for a challenging environment Sales management practices drive revenue growth

Combined Production*

($thousands)

Deposits**/Financial Center Loans/Financial Center

+0%

+26%

$2.9 $2.8 $2.8

$2.3

2Q04 2Q05 2Q04 2Q05

*Retail and Small Business Segment only. 2Q04 results are Combined. **2-day validated deposit sales.

Well positioned for a challenging environment

Commercial sales culture drives revenue growth

Quarterly Balances

($in millions)

Core Deposits

+4% $40,943 $42,554

2Q04 2Q05

Loans

+5%

$73,624 $77,524

2Q04 2Q05

2Q04 and 3Q04 results are Combined results.

Revenue per Relationship Manager*

($in thousands)

+11%

$1,064 $1,000 $1,018 $1,012 $961

2Q04 3Q04 4Q04 1Q05 2Q05

*Combined results using estimated legacy SOTR relationship managers and excluding Community banking.

Well positioned for a challenging environment Product extension drives results

Wachovia and Westcorp Combination

9th largest auto loan originator 57 nationwide offices serving 47 states

Relationships with 11,000 dealers and 1.2 million indirect customers 267 sales managers and representatives $19B managed consumer loan portfolio; $3.3B commercial loan portfolio Established, consistent securitization track record

June 2005 Combined DFS Consumer Portfolio $17B managed auto loan portfolio $1.4B marine/RV portfolio $9.4B TTM* auto originations Average life of portfolio 2.8 years

Auto Portfolio

Type Credit Profile

22% Sub Prime**

42% New

58% Used

78% Prime

June 2005 Combined WB/WFS

Total Consumer Credit Profile***

6% Sub Prime**

94% Prime

*Trailing Twelve Months.

**Sub prime defined as FICO <620 for secured credit and ignores custom scoring characteristics.

***Reflects managed Consumer loan assets except student loans and real estate secured off-balance sheet securitizations.

General Bank

Well positioned for a challenging environment

($in millions)

Revenue

+4% $3,020 $3,142 Segment Earnings

+16%

$988 2Q04 2Q05

Expense $855

-5%

$1,587 $1,515

2Q04 2Q05 2Q04 2Q05

Result > 2x Operating Leverage

2Q04 and 3Q04 results are Combined results.

Capital Management

Well positioned for a challenging environment

Managed Assets Broker Productivity*

($in billions) ($in thousands)

+3%

+19%

$508 $522 $90 $76

2Q04 2Q05 2Q04 2Q05

Recurring Revenues/ Retail Brokerage Total Revenue Pre-Tax Margin

+400 bp s bp s

+ 17.5% 53% 49% 13.2%

2Q04 2Q05 2Q04 2Q05

*Annualized productivity per Series 7 broker.

Wealth Management

Well positioned for a challenging environment

Quarterly Balances

($in millions) Annualized Revenue per Deposits Relationship Manager

+8% ($in thousands)

$13,192 $12,198%

+18 $3,589 $3,511 $3,442

2Q04 2Q05 $3,263

Loans

+22%

$3,034 $13,546 $11,107

2Q04 2Q05 2Q04 3Q04 4Q04 1Q05 2Q05

2Q04 balances are Combined results.

Corporate & Investment Bank

Well positioned for a challenging environment

Fixed Income Revenue

($in millions)

13%

+$ 654 $575 6.0%

$509 $507 $468

2Q04 3Q04 4Q04 1Q05 2Q05

Top 3 Treasury Management Services Top 3 Asset Based Lending Top 3 Global Correspondent Bank Top 4 Loan Syndications Minimal Proprietary Trading

Well positioned for a challenging

environment CIB market share gains

Wachovia Market Share

(based on lead deal $volumes)

9.4%

8.1%

5.6%

5.4% 5.4% 5.1% 5.2%

3.0% 3.0% 3.0%

2.5%

1.5% 1.4% 1.2% 0.5%

0.2% 0.3% 0.2%

0.0% 0.0%

Converts Equity

High Grade

High Yield

Loan Syndications

M&A Preferreds

2000 2004 1H2005

2000 market share is combined legacy First Union and legacy Wachovia. 2004 total market share excludes equity, as well as volume associated with the merger with SouthTrust. Sources: Converts (Bloomberg), Equity (EquiDesk), High Grade excluding self issuance (Bloomberg), High Yield (Bloomberg), Loan Syndications (Loan Pricing Corporation), completed M&A deals excluding volume associated with the merger with SouthTrust (Thomson Financial), Preferreds (Bloomberg).

Cross-enterprise sales management

Well positioned for a challenging environment

Wachovia Client Partnership strategy drives wealth, wholesale and retail opportunities

Initiative Revenue 2007 Partnership Revenue

($ in millions) Opportunity $600 Opportunity CIB 1% CMG

Wealth 11%

13% Wholesale

$87

50%

38% GBG

25% Retail

$30 Goal

2003 2004 2007 Annual New Revenue Cumulative Production Impact

Improving overhead efficiency ratio to 52-55%*

64.3% 64.7%

60.6%

60.0% 59.1%

57.2%

56.2%

52—55%

2000 2001 2002 2003 2004 1Q05 2Q05 2007 Goal

*Overhead efficiency ratio excludes merger-related and restructuring charges, changes in accounting principle and intangible amortization. 2007 not a projection, results may differ from expectations for a number of reasons.

Well positioned for a challenging environment Fee Income as a % of total revenue

46.0% 44.0%

31.0%

26.0%

1994 1996 2002 1H05

Credit quality

Well positioned for a challenging environment

Net Charge-off Ratio Credit Peer Comparison

0.93%

0.92%

0.26%

0.09% 4Q01 2Q05

Wachovia Median Top 20 U.S. Banks

?Unsecured <2.5%

($millions)

2Q05 Reserves/ Charge-offs

2Q05 NPAs/ Loans

WB 13.32 0.42% USB 3.61 0.46% BAC 2.36 0.36% JPM 2.20 0.68% WFC 2.08 0.46% C 1.46 1.21%

Top 20 Banks

Median 4.54 0.45%

No Auto Leasing

Lower risk consumer real estate portfolio

Well positioned for a challenging environment

Consumer real estate* continues to strengthen Average FICO scores of 724

79% of portfolio above 680

Geographically diversified throughout the U.S. First lien position on 69% of our current outstandings

Percentage of investment properties and vacation homes lower than industry average

12% of WB real estate loans in 2004 vs. 36% industry average**

Average LTVs of 76% at closing improved to 64% through appreciation*** Conservative underwriting procedures

PEL payments could increase nearly 4.5 times to deplete current interest rate and utilization cushion****

*Total Managed, including owned, Consumer Real Estate portfolio. **2004 National Association of Realtors study.

***Based on a sample of 150,000 Wachovia Real Estate loans in CA, FL, and other major MSAs from 2000-2004. ****Assumes 100% prime equity line utilization and a prime interest rate of 12%.

Focus on execution delivers results


Return
120%
100%
80%
60%
40%
20%
0%
-20%
Percent change
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
12/31/2004
1Q05
2Q05
Aug-05
WB
+107%
(# 3 of Top 20)
BKX
+25%

2001 – August 2005

	WB Total Return (Rank)		BKX	S&P 500
2001	16%	(#4)	-2%	-12%
2002	20%	(#1)	-11%	-22%
2003	32%	(#9)	34%	29%
2004	17%	(#6)	10%	11%

4th Year of BKX Outperforming S&P

Page 19

WACHOVIA

Moving forward in a challenging environment Focus on execution will lead to continued growth

?Maintaining employee engagement ?Building customer loyalty ?Executing revenue growth strategies

General Bank: Leveraging service and sales platform in SOTR branches

Capital Management: Increasing productivity of retail brokerage

Wealth Management: Increasing productivity of relationship managers

Corporate and Investment Bank: Continued gains in market share

?Improving cost structure and operating efficiencies

SouthTrust cost saves

Efficiency initiative cost saves

Focus on financial strength and corporate governance

150 million share buyback authorization

Successful SouthTrust merger integration

Cautionary statement

The foregoing materials and management’s discussion of them may contain, among other things, certain forward-looking statements with respect to Wachovia, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to certain of Wachovia’s goals and expectations with respect to earnings, earnings per share, revenue, expenses, and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, (ii) statements relating to the benefits of (A) the merger between Wachovia Corporation and SouthTrust Corporation, completed November 1, 2004, (the “Merger”), and (B) the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc., completed July 1, 2003 (the “Brokerage Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the Merger and/or the Brokerage Transaction, (iii) statements with respect to Wachovia’s plans, objectives, expectations and intentions and other statements that are not historical facts, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “probably”, “potentially”, “projects”, “outlook” or similar expressions. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control). The following factors, among others, could cause Wachovia’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements: (1) the risk that the businesses involved in the Merger and/or the Brokerage Transaction will not be integrated successfully or such integrations may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger and/or the Brokerage Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger and/or the Brokerage Transaction may be lower than expected; (4) deposit attrition, customer attrition, operating costs, and business disruption following the Merger and/or the Brokerage Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) enforcement actions by governmental agencies that are not currently anticipated; (6) the strength of the United States economy in general and the strength of the local economies in which Wachovia conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (7) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (8) inflation, interest rate, market and monetary fluctuations; (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, its mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities; (10) adverse changes in the financial performance and/or condition of Wachovia’s borrowers which could impact the repayment of such borrowers’ outstanding loans; (11) the impact of changes in accounting principles; and (12) the impact on Wachovia’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts. Additional information with respect to factors that may cause actual results to differ materially from those contemplated by such forward-looking statements is included in the reports filed by Wachovia with the Securities and Exchange Commission, including its Current Report on Form 10-Q dated August 4, 2005.

Wachovia cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the Merger and/or the Brokerage Transaction or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia does not undertake any obligation to update any forward-looking statement, whether written or oral.